UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR
15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of November, 2006
Commission File Number 000-25383

Infosys Technologies Limited
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)
Electronics City, Hosur Road, Bangalore, Karnataka, India 560 100. +91-80-2852-0261
(Address of principal executive office)

     Indicate by check mark if registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F ☑    Form 40-F ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.
Yes ☐    No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g 3-2(b).
Not applicable.

SIGNATURES
INDEX TO EXHIBITS
EXHIBIT 99.1
EXHIBIT 99.2

Other Events
     On November 7, 2006, Infosys Technologies Limited (the “Company”) filed an automatic shelf Registration Statement on Form F-3 (File No. 333-138491) (the “Shelf Registration Statement”) and subsequently filed a related preliminary prospectus supplement (together with the Shelf Registration Statement, the “Registration Statement”) with the Securities and Exchange Commission in connection with its sponsored secondary offering of American Depositary Receipts. The Registration Statement contains certain information which is furnished herewith on this Form 6-K as Exhibit 99.1.
     Also attached hereto is a copy of the legal opinion of Crawford Bayley & Co., which is being filed herewith on this Form 6-K as Exhibit 99.2, and which is hereby incorporated by reference as Exhibit 8.1 to the Company’s Registration Statement.
Exhibits
Exhibits
99.1	Certain information from Registration Statement.

99.2	Opinion of Crawford Bayley & Co.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Infosys Technologies Limited

/s/ Nandan M. Nilekani Nandan M. Nilekani
Chief Executive Officer
Dated: November 13, 2006

INDEX TO EXHIBITS
Exhibits
99.1	Certain information from Registration Statement.

99.2	Opinion of Crawford Bayley & Co.